No. 812-15148

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-l

CALAMOS-AVENUE OPPORTUNITIES FUND; CALAMOS AVENUE MANAGEMENT, LLC; AVENUE CAPITAL MANAGEMENT II, L.P.

2020 Calamos Court

Naperville, IL 60563

Tel: (630) 245-7200

AVENUE GLOBAL OPPORTUNITIES MASTER FUND LP; AVENUE VALUE CREDIT FUND, L.P.

11 West 42nd Street, 9th Floor

New York, NY 10036

Tel: (212) 850-7500

All Communications, Notices and Orders to:	Copies to:

J. Christopher Jackson	Todd Greenbarg
Calamos Avenue Management, LLC	Avenue Capital Group
2020 Calamos Court	11 West 42nd Street, 9th Floor
Naperville, IL 60563	New York, NY 10036
Tel: (630) 245-7200	Tel: (212) 878-3500

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500

June 28, 2021

Page 1 of 20 sequentially numbered pages (including exhibits)

I.                                        SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),(1) and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and Rule 17d-1:

•                  Calamos-Avenue Opportunities Fund, a closed-end management investment company registered under the 1940 Act (“Calamos-Avenue Fund” or the “Existing Regulated Entity”);

•                  Calamos Avenue Management, LLC, the investment advisor to the Existing Regulated Entity (“CAM”);

•                  Avenue Capital Management II, L.P. (“Avenue”), a sub-advisor to the Existing Regulated Entity;

•                  Investment funds set forth on Schedule A hereto, each of which is an entity whose investment advisor is an Avenue Affiliated Advisor(2) and that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and, collectively with the Existing Regulated Entity, CAM and Avenue, the “Applicants”).

The relief requested in this application (the “Application”) would allow one or more Regulated Entities(3) and/or one or more Affiliated Funds(4) to (A) participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17 of the 1940 Act, and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned

(1)                                 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

(2)                                 “Avenue Affiliated Advisor” means Avenue, any investment advisor controlled by Avenue or any future investment advisor that (i) controls, is controlled by or is under common control with Avenue, (ii) is registered as an investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

(3)                                 “Regulated Entity” means the Existing Regulated Entity and any Future Regulated Entity. “Future Regulated Entity” means any closed-end management investment company formed in the future that (a) is registered under the 1940 Act, (b) is advised by CAM, (c) is sub-advised by an Avenue Affiliated Advisor, and (d) intends to participate in the Co-Investment Program described in the application. The term “Advisor” means an Avenue Affiliated Advisor.  The term “Advisor” does not include CAM, except that CAM is deemed to be an Advisor for purposes of Conditions 2(c)(iv), 12 and 13 only.

(4)                                 “Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund. “Future Affiliated Fund” means any investment fund that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and whose investment adviser (and sub-adviser(s), if any) is an Avenue Affiliated Advisor. No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

Investment Subsidiaries) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Funds without obtaining and relying on the Order.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.(5) Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors (the “Board”)(6) would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.(7)

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.(8)

(5)                                 “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity; (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.

(6)                                 The term “Board” refers to the board of directors, managers or trustees of any Regulated Entity.

(7)                                 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

(8)                                 No Regulated Entity or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing Co-Investment Transactions pursuant to Section 17(d) and 57(i) of the 1940 Act and no Regulated Entity or Affiliated Fund that relies on another such order of the Commission will rely on this Order.

II.                                   GENERAL DESCRIPTION OF APPLICANTS

A.                          Calamos-Avenue Opportunities Fund

The Calamos-Avenue Fund was recently organized as a Delaware statutory trust on January 31, 2020. The Calamos-Avenue Fund is a diversified, closed-end management investment company operated as an interval fund and registered under the 1940 Act. In addition, the Calamos-Avenue Fund intends to be treated as a regulated investment company for tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). The Calamos-Avenue Fund’s investment objectives are to generate attractive risk-adjusted total returns, comprised of both capital appreciation and current income, by opportunistically investing in a global portfolio of distressed credit opportunities and other illiquid debt instruments, complemented by liquid credit and alternative investment strategies to enhance the risk and liquidity profile of the Fund. The Calamos-Avenue Fund’s principal place of business is 2020 Calamos Court, Naperville, IL 60563.

The Board of the Calamos-Avenue Fund has six members, four of whom are not “interested persons” of the Calamos-Avenue Fund within the meaning of Section 2(a)(19) (the “Independent Trustees”).(9)

No Independent Trustee of any Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

B.                                    CAM

CAM serves as the investment advisor to the Existing Regulated Entity. CAM is a joint venture between Calamos Advisors LLC (“Calamos”) and Avenue where Calamos and Avenue are the sole members of CAM with equal ownership interests. Calamos is not an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of Avenue. CAM is registered as an investment advisor under the Advisers Act and, pursuant to CAM’s limited liability company agreement, utilizes personnel of both Calamos and Avenue to provide investment advisory services to the Calamos-Avenue Fund. CAM oversees the allocation of the assets of the Calamos-Avenue Fund to its sub-advisors through CAM’s allocation committee.

CAM has delegated responsibility for the Co-Investment Program described herein to the Avenue Affiliated Advisors and cannot cause the Calamos-Avenue Fund or any Affiliated Fund to enter into a Potential Co-Investment Transaction. CAM is included in the Application because CAM is the investment advisor to the Calamos-Avenue Fund and Future Regulated Entities; however, CAM will be subject to Conditions 2(c)(iv), 12 and 13 only. As noted below, the Avenue Affiliated Advisors will control the Co-Investment Program.

C.                                    Avenue

Avenue is a limited partnership organized under the laws of the state of Delaware. Avenue serves as one of the sub-advisors to the Existing Regulated Entity and is registered as an investment advisor under the Advisers Act. The Co-Investment Program described in the Application will be controlled by the Avenue Affiliated Advisors such that (i) an Avenue Affiliated Advisor has sole responsibility for causing a Regulated Fund or an Affiliated Fund to enter into a Potential Co-Investment Transaction and (ii) an

(9)                                 The term “Independent Trustees” refers to the independent directors, managers or trustees of any Regulated Entity.

Avenue Affiliated Advisor is responsible for ensuring the Regulated Funds and any Affiliated Funds comply with the conditions of the Order, subject to the oversight of the applicable Board.

D.                          Existing Affiliated Funds

The Existing Affiliated Funds are entities whose investment advisor is an Avenue Affiliated Advisor and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Existing Affiliated Funds pursue strategies focused on investing in a portfolio of professionally managed private markets funds and select direct private markets investments.

III.                              ORDER REQUESTED

The Applicants request the Order of the Commission under Section 17(d) under the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.                          Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment advisor controls the fund that it advises, absent compelling evidence to the contrary.(10) CAM is

(10)                          See, e.g., In re Investment Company Mergers, SEC Rel. No. IC25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

the investment advisor to the Existing Regulated Entity and will be the investment advisor to each Future Regulated Entity. An Avenue Affiliated Advisor is a sub-advisor to the Existing Regulated Entity and will be a sub-advisor to each Future Regulated Entity. In addition, an Avenue Affiliated Advisor is or will be the investment advisor (and sub-advisor, if any) of each Affiliated Fund. The Regulated Entities and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Section 17(d), and thus subject to the provisions of Rule 17d-1.

B.                          Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.                          Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of investors of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Entity would have the ability to participate in any sale of a security purchased in a Co-Investment Transaction on a proportionate basis, at the same price and on the same terms and conditions. Fees and expenses of Co-Investment Transactions would be borne by the Advisors, or shared pro rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisors with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Advisor will consider only the Objectives and Strategies,(11) investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by both a majority of the members of the Board who have no financial interest in such transaction, plan, or arrangement and a majority of such members of the Board who are Independent Trustees (a “Required Majority”) eligible to vote on that Co-Investment Transaction (the “Eligible Trustees”).

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or advisor or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the

(11)                          The term “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to investors.

Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

If an Advisor or its principals, or any person controlling, controlled by, or under common control with an Advisor or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this Condition will ensure that the Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of an Advisor or the principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the investors, and other factors that they deem relevant.

D.                          Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.                                      Each time an Advisor considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity’s then-current Objectives and Strategies, the Regulated Entity’s Advisor will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.

a.                            If the Advisor deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisor will then determine an appropriate level of investment for the Regulated Entity.

b.                            If the aggregate amount recommended by the applicable Advisor to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Advisor will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Trustees with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.                             After making the determinations required in Conditions 1 and 2(a), the applicable Advisor will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.                  the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its investors and do not involve overreaching in respect of the Regulated Entity or its investors on the part of any person concerned;

ii.               the Potential Co-Investment Transaction is consistent with:

A.                      the interests of the Regulated Entity’s investors; and

B.                      the Regulated Entity’s then-current Objectives and Strategies;

iii.            the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition 2(c)(iii), if:

A.                 the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

B.                 the applicable Advisor agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.                 any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv.           the proposed investment by the Regulated Entity will not benefit any Advisor, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.                                      Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.                                      The applicable Advisor will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.                                      Except for Follow-On Investments made in accordance with Condition 8,(12) a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.                                      A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.                                If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisor will:

i.                  notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.               formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.                     Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

c.                      A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Advisor

(12)                          This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

will provide its written recommendation as to the Regulated Entity’s participation to the Regulated Entity’s Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.                     Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.                                If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisor will:

i.                       notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.                    formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.                                A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Advisor will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

c.                                 If, with respect to any Follow-On Investment:

i.                       the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.                    the aggregate amount recommended by the Advisor to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.                                The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.                                      The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the Conditions of the Order.

In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.                               Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a business development company (as defined in Section 2(a)(48) of the 1940 Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.                               No Independent Trustee of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by an Advisor under the investment advisory agreements with the Regulated Entities and the Affiliated Funds be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.                               Any transaction fee(13) (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Advisor pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisor at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisors, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the Advisors, investment advisory fees paid in accordance with the agreements between the Advisors and the Regulated Entities or the Affiliated Funds).

14.                               The Advisors will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that the applicable Advisor will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.                               If the Holders own in the aggregate more than 25% of the Shares of a Regulated Entity, then the Holders will vote such Shares in the same percentages as the Regulated Entity’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

16.                               Each Regulated Entity’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated

(13)                          Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Entity’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

IV.                               STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.

A.                          Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Entities may be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 of the 1940 Act should not prevent registered investment companies from making investments that are in the best interests of their investors.

In cases where an Advisor identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s investors. The Advisors expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of the Existing Regulated Entity, including the Independent Trustees, has determined that it is in the best interests of the Existing Regulated Entity to have the ability to participate in Co-Investment Transactions because, among other matters: (i) the Existing Regulated Entity may be able to participate in a larger number and greater variety of transactions; (ii) the Existing Regulated Entity may be able to participate in larger transactions; (iii) the Existing Regulated Entity will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities and Affiliated Funds; (iv) the Existing Regulated Entity and any other Regulated Entities participating in the proposed investment may have greater bargaining power and more potential control over the investment, each of which could result in terms that are more favorable for the participating Regulated Entities; (v) the Existing Regulated Entity may obtain greater attention from the sponsors and other management of potential investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Entities and their investors.(14) For these reasons, the Board of the Existing Regulated Entity has determined that it is proper and desirable for the Existing Regulated Entity to have the ability to participate in Co-Investment Transactions with other Regulated Entities and one or more Affiliated Funds.

(14)                          The Board of each Future Regulated Entity will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

B.                          Protective Representations and Conditions

The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Advisor will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Trustees. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V.                                    PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Section 17(d) and Rule 17d-1 of the 1940 Act.(15)

(15)                          See, e.g., Franklin Templeton Co-Investing Interval Fund, et al. (File No. 812-15170), Release No. IC-34307 (June 22, 2021) (order), Release No. IC-34289 (May 27, 2021) (notice); Delaware Wilshire Private Markets Master Fund, et al. (File No. 812-15119-01), Release No. IC-34296 (June 8, 2021) (order), Release No. IC-34270 (May 12, 2021) (notice); Rand Capital Corporation, et al. (File No. 812-15174), Release No. IC-34237 (Mar. 29, 2021) (order), Release No. IC-34218 (Mar. 1, 2021) (notice); Star Mountain Credit Opportunities Fund, LP, et al. (File No. 812-15120), Release No. IC-34228 (Mar. 23, 2021) (order), Release No. IC-34202 (Feb. 23, 2021) (notice); Muzinich BDC, Inc., et al. (File No. 812-15086), Release No. IC-34219 (Mar. 2, 2021) (order), Release No. IC-34186 (Feb. 2, 2021) (notice); Hamilton Lane Private Assets Fund, et al. (File No. 812-15099), Release No. IC-34201 (Feb. 23, 2021) (order), Release No. IC-34182 (Jan. 28, 2021) (notice); Palmer Square Capital BDC Inc., et al. (File No. 812-15113), Release No. IC-34167 (Jan. 8, 2021) (order), Release No. IC-34139 (Dec. 14, 2020) (notice); KKR Income Opportunities Fund, et al. (File No. 812-14951), Release No. IC-34164 (Jan. 5, 2021) (order), Release No. IC-34138 (Dec. 11, 2020) (notice); Main Street Capital Corporation, et al. (File No. 812-14979), Release No. IC-34146 (Dec. 21, 2020) (order), Release No. IC-34103 (Nov. 23, 2020) (notice); Oaktree Strategic Income II, Inc., et al. (File No. 812-15156), Release No. IC-34141 (Dec. 15, 2020) (order), Release No. IC-34099 (Nov. 18, 2020) (notice); Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083), Release No. IC-34125 (Dec. 1, 2020) (order), Release No. IC-34086 (Nov. 4, 2020) (notice); Yieldstreet Prism Fund Inc., et al. (File No. 812-15038), Release No. IC-34090 (Nov. 10, 2020) (order), Release No. IC-34050 (Nov. 15, 2020) (notice); Rand Capital Corporation, et al. (File No. 812-15108), Release No. IC-34046 (Nov. 7, 2020) (order), Release No. IC-34006 (Sept. 11, 2020) (notice); 1WS Credit Income Fund, et al. (File No. 812-14997), Release No. IC-34036 (Sept. 30, 2020) (order), Release No. IC-33959A (Sept. 4, 2020) (notice); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15057), Release No. IC-34016 (Sept. 18, 2020) (order), Release No. IC-33958A (Aug. 28, 2020) (notice); FS Global Credit Opportunities Fund, et al. (File No. 812-14987), Release No. IC-33968 (Aug. 11, 2020) (order), Release No. IC-33927 (July 15, 2020) (notice); Runway Growth Credit Fund, Inc., et al. (File No. 812-15105), Release No. IC-33967 (Aug. 10, 2020) (order), Release No. IC-33925 (July 13, 2020) (notice); OFS Capital Corp., et al. (File No. 812-14909), Release No. IC-33962 (Aug. 4, 2020) (order), Release No. IC-33922 (July 8, 2020) (notice); Conversus StepStone Private Markets, et al. (File No. 812-15072), Release No. IC-33930 (July 21, 2020) (order), Release No. IC-33913 (June 25, 2020) (notice).

VI.                               PROCEDURAL MATTERS

A.                          Communications

Please address all communications concerning this Application and the Notice and Order to:

J. Christopher Jackson

Calamos Avenue Management, LLC

2020 Calamos Court

Naperville, IL 60563

Tel: (630) 245-7200

Please address a copy of any communications concerning this Application, the Notice and Order to:

Todd Greenbarg

Avenue Capital Group

11 West 42nd Street, 9th Floor

New York, NY 10036

Tel: (212) 878-3500

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.

Dechert LLP
1095 Avenue of the Americas

New York, NY 10036

Tel: (212) 698-3500

B.                          Authorizations

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. J. Christopher Jackson is authorized to sign and file this document on behalf of Calamos-Avenue Opportunities Fund (in his capacity as Trustee). J. Christopher Jackson is authorized to sign and file this document on behalf of Calamos Avenue Management, LLC (in his capacity as Senior Vice President and General Counsel). Sonia Gardner is authorized to sign and file this document on behalf of Avenue Capital Management II GenPar, LLC as General Partner of Avenue Capital Management II, L.P. (in her capacity as Member). Sonia Gardner is authorized to sign and file this document on behalf of Avenue Global Opportunities GenPar Holdings Ltd as General Partner of Avenue Global Opportunities Master Fund LP (in her capacity as Director). Sonia Gardner is authorized to sign and file this document on behalf of GL Value Credit Partners, LLC as Managing Member of Avenue Value Credit GenPar, LLC as General Partner of Avenue Value Credit Fund, L.P. (in her capacity as Member). The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit A-1 of this Application.

Applicants have caused this Application to be duly signed on their behalf on the 28th day of June, 2021.

CALAMOS-AVENUE OPPORTUNITIES FUND

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Trustee

CALAMOS AVENUE MANAGEMENT, LLC

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Senior Vice President and General Counsel

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its General Partner

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Member

AVENUE GLOBAL OPPORTUNITIES MASTER FUND LP

By: Avenue Global Opportunities GenPar Holdings Ltd, its General Partner

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Director

AVENUE VALUE CREDIT FUND, L.P. By: Avenue Value Credit GenPar, LLC, its General Partner By: GL Value Credit Partners, LLC its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Member

EXHIBIT A-1

VERIFICATION

The undersigned state that they have duly executed the attached Application for and on behalf of each of Calamos-Avenue Opportunities Fund, Calamos Avenue Management, LLC, Avenue Capital Management II, L.P., Avenue Global Opportunities Master Fund LP and Avenue Value Credit Fund, L.P. and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further state that they are familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of their knowledge, information and belief.

CALAMOS-AVENUE OPPORTUNITIES FUND

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Trustee
Date:	June 28, 2021

CALAMOS AVENUE MANAGEMENT LLC

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Senior Vice President and General Counsel
Date:	June 28, 2021

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its General Partner

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Member
Date:	June 28, 2021

AVENUE GLOBAL OPPORTUNITIES MASTER FUND LP By: Avenue Global Opportunities GenPar Holdings Ltd, its General Partner

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Director
Date:	June 28, 2021

AVENUE VALUE CREDIT FUND, L.P. By: Avenue Value Credit GenPar, LLC, its General Partner By: GL Value Credit Partners, LLC its Managing Member

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Member
Date:	June 28, 2021

SCHEDULE A

Existing Affiliated Funds

Avenue Global Opportunities Master Fund LP

Avenue Value Credit Fund, L.P.